

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Christopher Ian Edwards
Chief Executive Officer
The Flexi Group Holdings Ltd
Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6
Changkat Semantan, Bukit Damansara
50490 Kuala Lumpur, Malaysia

   Re: The Flexi Group Holdings Ltd
    Amendment No. 6 to Registration Statement on Form F-4
    Filed November 24, 2023
    File No. 333-269739

Dear Christopher Ian Edwards:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-4 filed November 24, 2023

Material U.S. Federal Income Tax Consequences of the Business Combination, page 261

1. Please ensure that the tax opinion addresses and expresses a conclusion for each material tax consequence. In that regard, please tell us the basis for excluding from the opinion the potential United States federal income tax consequences of the business combination pursuant to Section 367 of the Code.

General

2. When discussing dilution to TGVC public shareholders post business combination, such as on page 18, please clearly disclose the dilution that will occur immediately after the business combination due to the public offering on Form F-1.

   Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Christopher Haunschild